EB

19006328

ION

Securities and Exchange Commission
Trading and Markets

MAR 04 2019

RECEIVED

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-067433~~ 8-67433

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crutchfield Securities, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5599 San Felipe Street, Suite 555
(No. and Street)

Houston,	Texas	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard G. Wilson Jr. — 713-961-0496 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway - 15th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Richard G. Wilson Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crutchfield Securities, L.L.C., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HEATHER BRIANNA NORRIS
Notary Public, State of Texas
Comm. Expires 10-26-2020
Notary ID 130876658

Signature

Richard G. Wilson Jr., Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Crutchfield Securities, L.L.C.
Houston, Texas

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Crutchfield Securities, L.L.C. as of December 31, 2018, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Crutchfield Securities, L.L.C. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for revenue during 2018 due to the adoption of ASC 606, Revenue from Contracts with Customers.

Basis for Opinion

These financial statements are the responsibility of Crutchfield Securities, L.L.C.'s management. Our responsibility is to express an opinion on Crutchfield Securities, L.L.C.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Crutchfield Securities, L.L.C. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information on pages 9 and 10 has been subjected to audit procedures performed in conjunction with the audit of Crutchfield Securities, L.L.C.'s financial statements. The supplemental information is the responsibility of Crutchfield Securities, L.L.C.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 9 and 10 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as Crutchfield Securities, L.L.C.'s auditor since 2016.
New York, New York
February 20, 2019

PrimeGlobal | An Association of Independent Accounting Firms

CRUTCHFIELD SECURITIES, L.L.C.

STATEMENT OF FINANCIAL CONDITION AT DECEMBER 31, 2018

ASSETS

Current assets	
Cash	$29,428
Prepaid expenses	336
Total current assets	29,764
TOTAL ASSETS	$29,764

LIABILITIES AND MEMBERS' EQUITY

Current liabilities	
Accrued expenses	$3,747
Total current liabilities	3,747
Members' equity	26,017
TOTAL LIABILITIES AND MEMBERS' EQUITY	$29,764

The accompanying notes are an integral part of these financial statements

CRUTCHFIELD SECURITIES, L.L.C.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2018

Fee revenue	$1,380,000
Operating expenses:	
Rent and overhead	3,600
Professional fees	14,943
Consulting fees	1,364,779
Other expenses	4,617
Total operating expenses	1,387,939
Loss before interest income	(7,939)
Interest Income	172
Net Loss	($7,767)

The accompanying notes are an integral part of these financial statements

CRUTCHFIELD SECURITIES, L.L.C.

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2018

Balance at January 1, 2018	$35,285
Net Loss	(7,767)
Distributions to members	(1,501)
Balance at December 31, 2018	$26,017

The accompanying notes are an integral part of these financial statements

CRUTCHFIELD SECURITIES, L.L.C.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

Cash flows from operating activities:	
Net Loss	$(7,767)
Adjustments to reconcile net loss to net cash	
Used in operating activities:	
Increase in operating assets	
Prepaid expenses	(177)
Decrease in operating liabilities	
Accrued expenses	(7,970)
Net cash used in operating activities	(15,914)
Cash flows from financing activities:	
Distributions to members	(1,501)
Net decrease in cash	(17,415)
Cash at December 31, 2017	46,843
Cash at December 31, 2018	$29,428

The accompanying notes are an integral part of these financial statements

NOTE 1 – NATURE OF OPERATIONS

Description of Business – Crutchfield Securities, L.L.C. (the "Company") was formed on June 14, 2006, as a Texas limited liability company and its members have limited personal liability for the obligations or debts of the entity. The Company is registered as a fully disclosed broker- dealer of securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company assists corporate clients in arranging financings, mergers, acquisitions, and divestitures. The Company is under common ownership with Crutchfield Financial, L.L.C. ("Crutchfield Financial").

The Company does not underwrite securities or participate in the brokerage of publicly traded securities. The Company acts primarily to arrange, on behalf of clients, the purchase of privately-owned operating businesses whether structured as a purchase of assets, equity, merger or otherwise.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its accounts on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Accounting principles followed and the methods of applying those principles which materially affect the determination of financial position, results of operations, and cash flows are summarized below:

Concentration of Risks – The Company's cash is placed with highly rated financial institutions, and the Company conducts ongoing evaluations of the credit worthiness of the financial institutions with which it does business. At certain times, deposits may exceed federally insured limits.

Change in Accounting Principle – In May of 2015, the Financial Accounting Standards Board issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606),* which superseded accounting standards that existed under GAAP and provided a single revenue model to address revenue recognition to be applied by all companies. Under the new standard, companies recognize revenue when a customer obtains control of promised goods or services in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASU 2014-09 also requires companies to disclose additional information, including the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company adopted the provisions of ASU 2014-09 by applying the modified retrospective method on January 1, 2018. The adoption of ASU 2014-09 had no effect on equity as of January 1, 2018 nor on net income for the year ended December 31, 2017. The new disclosures required by ASU 2014-09 are provided in the following paragraphs.

Revenue Recognition – The Company earns fees generated from facilitation of the placement of equity and debt instruments. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine when performance obligations are satisfied at a point in time or over time; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. Management believes that the performance obligation is satisfied on the closing date of a placement of securities because that is when the underlying financial instrument is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Retainers and other fees received from customers before recognizing revenue are reflected as contract liabilities. At December 31, 2018, there were no contract liabilities required to be recorded by the Company.

Accounts Receivable – Accounts receivable are recorded at outstanding principal when invoices are issued. The Company evaluates its receivables to determine collectability as necessary. The Company did not have any outstanding accounts receivable at December 31, 2018 or at December 31, 2017.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes – The Company is not a taxpaying entity for Federal income tax purposes, and accordingly, it does not recognize any expense for such taxes. The Federal income tax liability resulting from the Company's activities is the responsibility of the members. In the event of an examination of the Company's tax return, the tax liability of the members could be changed if an adjustment of the Company's income or loss is ultimately sustained by the taxing authorities. With respect to the Texas margin tax, the Company files a consolidated state tax return wherein the individual members are responsible for payment of any tax when due. The Company incurred $0 for Texas margin tax expense in 2018.

NOTE 3 – RELATED PARTY TRANSACTIONS

Effective January 1, 2014, the Company entered into an office and administrative agreement with Crutchfield Financial. The term of the agreement was for one year and thereafter renewed automatically for successive one-year terms unless terminated upon 30-day written notice by either party. The Company pays its share of rent and related overhead expenses, as defined in the agreement. During the year, the Company paid rent and related overhead expenses of $3,600.

The terms of any arrangements with the related parties may not be the same as those that would otherwise exist or result from transactions and agreements among unrelated parties.

NOTE 4 – NET CAPITAL REQUIREMENTS

In accordance with Rule 15c3-1 of the Securities and Exchange Commission ("SEC"),

the Company's aggregate indebtedness, as defined, shall not exceed 15 times its net capital. The Company must also maintain minimum net capital, subject to the requirements of a fully disclosed broker-dealer. As of December 31, 2018, the Company's net capital, as defined, of $25,681 exceeded the required minimum by $20,681. The Company's percentage of aggregate indebtedness to net capital at December 31, 2018 was 14.59%.

A computation for determination of reserve requirements and information relating to possession or control of securities as specified by rule 15c3-3 and rule 17a-5(d)(3) were

both omitted and are not required as the Company operates pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(2)(i). The Company does not hold customer funds or securities.

NOTE 5 – SUBORDINATED LIABILITIES

There were no liabilities subordinated to claims of general creditors at any time during the year ended December 31, 2018. Therefore, the statement of changes in liabilities subordinated to claims of general creditors specified by rule 17a-5(d)(2) has not been presented for the year ended December 31, 2018.

NOTE 6 – MEMBERS' EQUITY

There are three members in the Company. All profits, losses, and distributions are allocated to the members in proportion to their respective percentage interests as defined in the Company's Limited Liability Company Agreement.

In addition to $1,501 in distributions, Members received consulting payments from the Company in the amount of $1,364,779 for the year ended December 31, 2018.

NOTE 7– CONCENTRATIONS

Major Customers – For the year ended December 31, 2018, the Company had revenues from one customer that accounted for 100% of total revenue. The Company believes that due to the nature of its business (few but large transactions and insignificant expenses), this does not constitute a significant risk regarding its net capital requirement or otherwise.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 20, 2019, the date which the financial statements were available to be issued.

* * * *

CRUTCHFIELD SECURITIES, L.L.C.

SUPPLEMENTAL INFORMATION - SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 of THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2018

	Net Capital Computation
Members' Equity	$26,017
Deductions and/or charges Nonallowable assets	
Prepaid expenses	336
Total deductions	336
Net Capital	25,681
Minimum capital requirement (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	5,000
Excess net capital	$20,681
Aggregate Indebtedness	$3,747
Percentage of aggregate indebtedness to net capital	14.59%

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's corresponding unaudited Form X-17A-5, Part IIA filing as of December 31, 2018.

CRUTCHFIELD SECURITIES, L.L.C.

SUPPLEMENTAL INFORMATION SCHEDULE II – EXEMPTIVE PROVISION UNDER RULE 15c3-3 of the SECURITIES and EXCHANGE COMMISSION DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2018 in accordance with Rule 15c3-3(k)(2)(i).

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS
1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com
Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Crutchfield Securities, L.L.C.
Houston, Texas

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with the Exemptive Provision of SEC Rule 15c3-3, in which (1) Crutchfield Securities, L.L.C. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Crutchfield Securities, L.L.C. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i), (exemption provisions) and (2) Crutchfield Securities, L.L.C. stated that Crutchfield Securities, L.L.C. met the identified exemption provisions throughout the year ended December 31, 2018, without exception. Crutchfield Securities, L.L.C.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Crutchfield Securities, L.L.C.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 20, 2019

CRUTCHFIELD SECURITIES, L.L.C.

Management Statement Regarding Compliance with the Exemption Provisions for SEC Rule 15c3-3

To the best of my knowledge and belief, Crutchfield Securities, L.L.C. (the "Company") states the following:

Although the Company is designated by its FINRA membership agreement, to operate under the exemptive provision of paragraph (k)(2)(i) of SEC Rule 15c3-3, the Company may file an exemption report because it had no obligations under SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of customers.

The Company had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31,2018

Signature ______________________

Name: Richard G. Wilson, Jr.

Title: Chief Compliance Officer